Exhibit 99.1

Baozun Updates the Status under Holding Foreign Companies Accountable Act

SHANGHAI, China, May 05, 2022 (GLOBE NEWSWIRE) -- Baozun Inc. (Nasdaq: BZUN; HKEX: 9991) (the “Company” or “Baozun”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 4, 2022 (U.S. Eastern Time), the U.S. Securities and Exchange Commission (the “SEC”) identified the Company as a Commission-Identified Issuer, following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022.

Baozun understands that the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, a company will be delisted from a U.S. stock exchange only if the company has been identified by the SEC for three consecutive years due to PCAOB's inability to inspect auditor's working paper.

Baozun has been closely monitoring the developments, while actively exploring possible solutions. The Company will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on both the Nasdaq Stock Market and The Stock Exchange of Hong Kong Limited.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit https://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com